Exhibit (a)(5)(I)

Stock Tender & Transaction Process Q&A’s For Arch Employees Only

	Topic	Locations	Questions	Responses
1	Stock Tender & Transaction Process	Norwalk
Most Arch employees hold Arch stock through our CEOP/401k.  How will each CEOP member be informed about the Lonza tender offer for Arch stock, and if we decide to tender our shares at the offered price, how do we go about doing that? Will there be a deadline for deciding on whether to tender shares?

Arch employees who own Arch stock through the CEOP and/or in separate personal or brokerage accounts should have received information about the tender offer, including instructions for tendering their shares.  Arch employees should carefully read the tender offer statement and the related tender offer documents and solicitation/ recommendation statement.  Any employee who has not received such material or who still has questions should contact MacKenzie Partners at 212-929-5500 or 800-322-2885.

2	Stock Tender & Transaction Process	Conley	Is this a large enough deal to require regulatory approval?	Yes, the deal requires regulatory approvals, including antitrust approvals, in both the U.S. and certain European countries.
3	Stock Tender & Transaction Process	Conley	What happens if the stockholders do not sell all of their shares to Lonza? How long will we have to wait?
It is anticipated that shortly following the completion of the tender offer, Lonza will effect a merger that will cash out any remaining Arch shares.  If the merger takes place, Arch stockholders who did not tender their shares will receive cash in an amount equal to the offer price of $47.20 per share.  The exact timing of the merger is not known at this time; however, it is anticipated that the merger would take place shortly after the closing of the tender offer.

4	Stock Tender & Transaction Process	Conley	What percent of the outstanding shares is Lonza acquiring?	Lonza has agreed to acquire all of Arch’s outstanding shares, subject to the conditions set forth in the merger agreement and the tender offer documents.
5	Stock Tender & Transaction Process	Conley	When the sale is complete, will Arch shares still exist? Will current Arch stock be replaced with an equivalent Lonza stock?
If the tender offer and the merger are completed, all Arch shareholders will receive cash in exchange for their shares and Arch will become a wholly owned subsidiary of Lonza.  Arch shares will not be owned by the public or Arch employees.  Lonza shares are not to be issued in the transaction.

6	Stock Tender & Transaction Process	Rochester	For over 10 years Arch has followed a very specific strategy to grow through acquisition - why now has this changed in strategy to be acquired?
Please see “Reasons for the Recommendation” on pages 16-18 of Arch’s Schedule 14D-9 sent to all stockholders on the reasons for the acquisition.

If you need a copy of the Schedule 14D-9, please contact Mark Faford in Norwalk.

7	Stock Tender & Transaction Process	Norwalk
If an employee does not sell his/her stock – what happens to it after the sale goes through?  Employee assumes it will be sold, but where does it go, assuming into another 401K investment account but which one?

Assuming the merger is completed and the employee did not tender his/her stock, the employee will receive $47.20 for each share of Arch stock held in the CEOP.  The proceeds will be deposited into the JP Morgan Stable Asset Income fund, which is a part of the CEOP.

8	Stock Tender & Transaction Process	Rochester	If an employee tenders his or her shares held in the CEOP, does it go into their 401K (if so what investment account) or do they get cash and have to pay taxes?
Assuming the merger is completed, employees who have Arch stock held in their CEOP account (whether or not they have tendered their shares) will have the proceeds deposited into their CEOP account and it will be invested in the JP Morgan Stable Asset Income fund.  You would not owe any immediate taxes on the cash proceeds placed in your CEOP account.  It is only when you make withdrawals from your CEOP account that you are subject to taxes.

Important Information

On July 15, 2011, Arch Chemicals filed with the United States Securities and Exchange Commission (“SEC”) a tender offer solicitation/recommendation statement on Schedule 14D-9 regarding the tender offer described herein.  Investors are strongly advised to read the tender offer statement (as updated and amended) filed by Arch Chemicals with the SEC, because it contains important information that investors should consider before tendering their shares.  The tender offer statement and other documents filed by Arch Chemicals with the SEC are available for free at the SEC’s web site at www.sec.gov.  Copies of filings by Arch Chemicals with the SEC may be obtained at the SEC’s web site at www.sec.gov or from Arch Chemicals by directing a request to mefaford@archchemicals.com.

Forward Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Arch Chemicals and Lonza expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.

Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Arch Chemical's business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Arch Chemical's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

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